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                           724 SOLUTIONS INC.
                           c/o Montreal Trust Company of Canada
                           151 Front Street West
                           8th Floor
                           Toronto, Ontario
                           M5J 2N1




Attention:  Stock and Bond Transfer Services
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                                    [LOGO]


TO:  NON-REGISTERED SHAREHOLDERS

National Policy Statement No.41/ Shareholder Communication provides beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete and return this card.

Name:  (Please Print)_________________________________________________________

Address:______________________________________________________________________

______________________________________________________Postal Code:____________

Signature:____________________________________________Date:___________________
          I certify that I am a beneficial shareholder.